SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of May 2015

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Item

1.	Market Announcement Dated April 9, 2015: Comments on NY media report on acquisitions

2.	Market Announcement Dated April 10, 2015: Media report on Cemig Telecom

3.	Convocation Dated April 14, 2015: Extraordinary General Meetings of Stockholders

4.	Summary of Principal Decisions of the 632nd Meeting of the Board of Directors Held on April 14, 2015

5.	Summary of Principal Decisions of the 633rd Meeting of the Board of Directors Held on April 15, 2015

6.	Market Announcement Dated April 29, 2015: Filing of the Form 20-F 2014

7.	Summary of Principal Decisions of the 634th Meeting of the Board of Directors Held on April 29, 2015

8.	Notice to Stockholders – AGM decisions: R$ 797 MM in Dividends and Interest on Equity

9.	Market Announcement Dated April 17, 2015: Notification of preliminary agreement between FIP Coliseu and EPM

10.	Market Announcement Dated April 30, 2015: Cemig consortium wins “A-5” Itaocara Plant new-build auction

11.	Minutes of the Extraordinary General Meeting of Stockholders held on April 30, 2015

12.	Minutes of the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 30, 2015

13.	Notice to Stockholders – Part of dividends for 2014 retained in Stockholders’ equity

14.	Summary of Principal Decisions of the 635th Meeting of the Board of Directors Held on May 6, 2015

15.	Material Announcement Dated May 7, 2015: Renova: Agreement with TerraForm Global / SunEdison

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: May 7, 2015	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. MARKET ANNOUNCEMENT DATED APRIL 9, 2015: COMMENTS ON NY MEDIA REPORT ON ACQUISITIONS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Comments on NY media report on acquisitions

In accordance with CVM Instruction 358 of January 3, 2002, as amended, in this public statement to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – comments as follows:

We refer to the following media report published by the Agência Estado news service:

“CEMIG INTERESTED IN BUYING THERMAL POWER ASSETS FROM PETROBRAS

– New York, April 9, 2015

Cemig’s CEO, Mr. Mauro Borges, said that the company is interested in buying thermoelectric power generation assets from Petrobras.

Talks with Petrobras have begun, and may include not only acquisitions but also strategic alliances, Borges told journalists this Wednesday, following the Cemig Day presentation and meeting with investors and analysts in New York.

Minas Gerais State governor Mr. Fernando Pimentel was also at the meeting.”

Comment by Cemig:

This is a statement by the Company of preliminary interest, and is in harmony with its strategic plan for growth in power generation, transmission, distribution and related areas.

Cemig reiterates its commitment to prompt and timely publication of all and any material information related to this subject.

Belo Horizonte, April 9, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MARKET ANNOUNCEMENT DATED APRIL 10, 2015: MEDIA REPORT ON CEMIG TELECOM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Media report on Cemig Telecom

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On April 10, 2015 Cemig’s wholly-owned subsidiary Cemig Telecomunicações S.A. – Cemig Telecom published the following Market Announcement:

“We refer to the following news report in this month’s Exame magazine:

“ CEMIG TRANSACTION: Aims to raise funding from broadband

BROADBAND – 1 BILLION CASH INFLOW

Cemig Telecom, subsidiary of the Minas Gerais electricity utility, is preparing a transaction that could increase its cash position by one billion Reais.

The infrastructure for broadband internet services and the contracts with clients will be allocated in a new company that is being created . “

We report that Cemig Telecom is evaluating opportunities to expand and add value to its operations; but at the present time no agreements have been reached.

Cemig Telecom reiterates its commitment to timely publication of all and any material information.”

Belo Horizonte, April 10, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. CONVOCATION DATED APRIL 14, 2015: EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY

GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on April 30, 2015 at 10 a.m., at the company’s head office, Avenida Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

•	Ratification of the limit contained in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws being exceeded in 2014, with a consolidated ratio of Net debt / (Net debt + Stockholders’ equity) of 50.75%.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by April 28, 2015, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, April 14, 2015

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

APRIL 30, 2015

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig)

– whereas:

a)	in its management of the Company and in the exercise of the right to vote in the wholly-owned subsidiaries, subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets, as stated in Clause 11, § 7, of the Company’s by-laws:

–	to keep the Company’s consolidated indebtedness less than or equal to 2 (two) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization); and

–	to keep Consolidated (Net debt) / (Net debt + Stockholders’ equity) within an upper limit of 40%;

–	to limit the consolidated amount of funds allocated to capital investment and acquisition of any assets in each business year to the equivalent of 40% of Ebitda (profit before interest, taxes, depreciation and amortization);

b)	under Clause 11, § 9 of the by-laws, targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification by grounds and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

–	Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%;

c)	above these limits, including the case of limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda (profit before interest, taxes, depreciation and amortization), the targets may be exceeded upon prior justification with grounds and specific approval by the stockholders in a General Meeting of Stockholders;

d)	in 2014, the Company took opportunities that arose for expansion of its activities and invested approximately R$ 4.3 billion, principally through Cemig Geração e Transmissão S.A., among which the subscription of capital totaling R$ 1.5 billion in Renova Energia S.A. was of special importance;

e)	to finance this volume of investments and the expenses budget, and with, among other reasons, the increase in the cost of electricity purchased, the Company increased its indebtedness by approximately R$ 4.1 billion, to R$ 13.5 billion at the end of 2014;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f)	in relation to 2014, the Board of Directors decided to ratify exceeding of the limit for the consolidated debt ratio represented by (Net debt / (Net debt + Stockholders’ equity)) specified in Subclause ‘b’ of § 7 of Clause 11, limited to 43%, as per Board Spending Decision (CRCA) 021/2014, of March 28, 2014;

g)	further, in relation to 2014, the Board of Directors authorized exceeding of the limit contained in Subclause ‘b’ of § 7 of Clause 7 of Article 11 of the Company’s bylaws, limited to 45.7%, as per Board Spending Decision (CRCA) 099/2014, of November 10, 2014;

h)	in 2014, the consolidated ratio of Net debt / (Net debt + Stockholders’ equity) was 50.75%, and thus above the percentage contained in the said CRCA 021/2014;

i)	it is thus the competency of the Extraordinary General Meeting of Stockholders to decide on exceeding of the consolidated debt ratio (Net Debt / (Net debt + Stockholders’ equity)), since in 2014 it was above 50%;

do now propose to you as follows:

Ratification of the limit contained in Subclause ‘b’ of Paragraph 7 of Article 11 of the by-laws being exceeded in 2014, with a consolidated debt ratio, calculated as Net debt / (Net debt + Stockholders’ equity) of 50.75%.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, April 14, 2015.

José Afonso Bicalho Beltrão da Silva	Nelson José Hubner Moreira
Mauro Borges Lemos	Paulo Roberto Reckziegel Guedes
Allan Kardec de Melo Ferreira	Bruno Magalhães Menicucci
Arcângelo Eustáquio Torres Queiroz	Newton Brandão Ferraz Ramos
Guy Maria Villela Paschoal	Tarcísio Augusto Carneiro
José Pais Rangel	Wieland Silberschneider
Marco Antônio Soares da Cunha Castello Branco

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. SUMMARY OF PRINCIPAL DECISION OF THE 632ND MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 14, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of April 14, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 632nd meeting, held on April 14, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Exceeding of limits of a financial covenant in the Company’s by-laws, in 2014 and 2015.

2.	Convocation of an Extraordinary General Meeting of Stockholders to be held on April 30, 2015, at 10 a.m., to deal with exceeding of the limit of a financial covenant, in 2014.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. SUMMARY OF PRINCIPAL DECISION OF THE 633RD MEETING OF THE BOARD OF DIRECTORS HELD

ON APRIL 15, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of April 15, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 633rd meeting, held on April 15, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1	Appointment of a Manager for Efficientia.

2	Signature of an amendment to a contract for constitution of a consortium, as part of the SLT Project.

3	Contracting of services of law offices to act in routine litigation / Re-ratification of a Board Spending Decision (CRCA), and signature of amendments.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MARKET ANNOUNCEMENT DATED APRIL 29, 2015: FILING OF THE FORM 20-F 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to best corporate governance practices, and of CVM Instruction 358 of January 3, 2002, that it filed today, April 29, 2014, the “Form 20-F” annual report for the year ended December 31, 2014 with the United States Securities and Exchange Commission (“SEC”).

The report may be accessed on the sites of the SEC (www.sec.gov) and from Cemig’s Investor Relations Department (http://ri.cemig.com.br) in the section Financial Information – SEC Filings.

Shareholders can also receive a printed copy of the Form 20-F, including our audited financial statements, for the year ended December 31, 2014, free of charge, by requesting one from the Investor Relations Website (http://ri.cemig.com.br) in the same section as mentioned above.

For further information, please contact Investor Relation Department, at the phone number +55 31 3506-5024 or at the email address: ri@cemig.com.br.

Belo Horizonte, April 29, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. SUMMARY OF PRINCIPAL DECISIONS OF THE 634TH MEETING OF THE BOARD OF DIRECTORS HELD

ON APRIL 29, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of April 29, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 634th meeting, held on April 29, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Iansã Project.

2.	Appointment of a Manager for Renova Energia S.A.

3.	Orientation of vote in a meeting of CemigTelecom.

4.	Participation in an electricity auction.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. NOTICE TO STOCKHOLDERS: AGM DECISIONS: R$ 797 MM IN DIVIDENDS AND INTEREST ON EQUITY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

AGM decisions: R$ 797mn in dividends and Interest on Equity

We advise our stockholders that the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 30, 2015, decided the following corporate action:

DIVIDENDS:

Of the Net profit for 2014, in the amount of R$ 3,136,639,000, and the balance of Retained Earnings, in the amount of R$ 70,508,000, a total of R$ 797,317,000 will be allocated as the minimum obligatory dividend to the Company’s stockholders as follows:

•	R$ 230,000,000 in the form of Interest on Equity, under Board Spending Decision (CRCA) 117/2014 of December 12, 2014, and CRD-455/2014, of December 26, 2014, to be paid in two equal installments, by June 30, 2015 and by December 30, 2015, to stockholders whose names were on the Company’s Nominal Share Register on December 26, 2014.

•	R$ 567,317,000 in the form of dividends for the business year 2014, equal to R$ 0.450866721 per share, to be paid by December 30, 2015, depending on availability of cash and at the discretion of the Executive Board, to holders of record on April 30, 2015, for shares traded on the São Paulo Stock Exchange (BM&FBovespa).

•	The shares will trade ‘ex-dividend’ on May 4, 2015.

Stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, April 30, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MARKET ANNOUNCEMENT DATED APRIL 17, 2015: NOTIFICATION OF PRELIMINARY AGREEMENT BETWEEN FIP COLISEU AND EPM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Notification of preliminary agreement between FIP Coliseu and EPM

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig has become aware that the equity investment fund Fundo de Investimento em Participações Coliseu (‘FIP Coliseu’) has reached a preliminary agreement with Empresas Públicas de Medellín (‘EPM’) on terms for the sale of 35.71% of the common shares, comprising 22.14% of the total stock, of Transmissora Aliança de Energia Elétrica S.A. (“Taesa”), a Cemig affiliated company.

No share purchase agreement has, however, been signed or completed. Completion of such an agreement requires compliance with a series of conditions precedent. One of these conditions precedent would be completion by Cemig, at all its levels of corporate governance, of the process of consent to and approval of any such agreement.

Cemig reiterates its commitment to timely publication of all and any material information related to this subject.

Belo Horizonte, April 17, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MARKET ANNOUNCEMENT DATED APRIL 30, 2015: CEMIG CONSORTIUM WINS “A-5” ITAOCARA PLANT NEW-BUILD AUCTION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig consortium wins ‘A–5’ Itaocara Plant new-build auction

In accordance with CVM Instruction 358 of January 3, 2002, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

The Itaocara HydroPlant Consortium (Consórcio UHE Itaocara), of which a 49% interest is held by Cemig’s wholly-owned subsidiary Cemig GT (Cemig Geração e Transmissão S.A.), and 51% is held by Itaocara Energia Ltda., a wholly-owned subsidiary of Light S.A., bid in the 21st ‘A–5’ New-build Supply Auction – held for contracting of power supply to be produced by future-build generation projects from hydroelectric or thermoelectric sources, for start of supply on January 1, 2020, with a concession period of 30 years – and was awarded the contract for the Itaocara I Hydroelectric Plant.

The following are the plant’s main specifications and features:

•	Location: on the Paraíba do Sul River, in the municipalities of Aperibé and Itaocara, in Rio de Janeiro State.
•	Installed generation capacity: 150 MW.
•	Physical offtake guarantee level (‘Assured Energy’): 93.4 average MW.
•	Percentage of the Assured Energy allocated to the Regulated Market: 95.5%
•	Environmental licensing: Installation license (‘Licença de Instalação – LI’) already issued.
•	Sale price in the Regulated Market: R$ 154.99/MWh
•	Date of start of supply under the Regulated Market Sale Contract (CCEAR): January 1, 2020
•	Planned operational startup date: 2nd quarter 2018.
•	Connection: Distribution network of Light S.A. (Ilha dos Pombos substation)
•	Approximate total investment: R$ 1 billion in currency of March 2015.
•	Capital structure: Own funds, 30%; BNDES, 40%; debentures, 30%.

Cemig will keep the market opportunely informed on progress of this project.

Belo Horizonte, April 30, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON APRIL 30, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF AN

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON APRIL 30, 2015, at 10 A.M.

At 10 a.m. on April 30, 2015, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by Mr. Onofre Alves Batista Júnior, General Procurator of the State of Minas Gerais, in accordance with the current legislation. Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws. Asking for the floor, the representative of the stockholder The State of Minas Gerais put forward the name of the stockholder José Pais Rangel to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on April 15, 16 and 17 of this year, in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 55, 50 and 54, respectively, and O Tempo, on pages 39, 34 and 41, respectively, the content of which is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on April 30, 2015 at 10 a.m., at the company’s head office, Avenida Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

•	Ratification of the limit contained in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws being exceeded in 2014, with a consolidated ratio of Net debt / (Net debt + Stockholders’ equity) of 50.75%.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by April 28, 2015, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, April 14, 2015

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors ”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with the agenda. The content of that document is as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

APRIL 30, 2015

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig)

– whereas:

a)	in its management of the Company and in the exercise of the right to vote in the wholly-owned subsidiaries, subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets, as stated in Clause 11, § 7, of the Company’s by-laws:

–	to keep the Company’s consolidated indebtedness less than or equal to 2 (two) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization); and

–	to keep Consolidated (Net debt) / (Net debt + Stockholders’ equity) within an upper limit of 40%;

–	to limit the consolidated amount of funds allocated to capital investment and acquisition of any assets in each business year to the equivalent of 40% of Ebitda (profit before interest, taxes, depreciation and amortization);

b)	under Clause 11, § 9 of the by-laws, targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification by grounds and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

–	Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%;

c)	above these limits, including the case of limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda (profit before interest, taxes, depreciation and amortization), the targets may be exceeded upon prior justification with grounds and specific approval by the stockholders in a General Meeting of Stockholders;

d)	in 2014, the Company took opportunities that arose for expansion of its activities and invested approximately R$ 4.3 billion, principally through Cemig Geração e Transmissão S.A., among which the subscription of capital totaling R$ 1.5 billion in Renova Energia S.A. was of special importance;

e)	to finance this volume of investments and the expenses budget, and with, among other reasons, the increase in the cost of electricity purchased, the Company increased its indebtedness by approximately R$ 4.1 billion, to R$ 13.5 billion at the end of 2014;

f)	in relation to 2014, the Board of Directors decided to ratify exceeding of the limit for the consolidated debt ratio represented by (Net debt / (Net debt + Stockholders’ equity)) specified in Subclause ‘b’ of § 7 of Clause 11, limited to 43%, as per Board Spending Decision (CRCA) 021/2014, of March 28, 2014;

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g)	further, in relation to 2014, the Board of Directors authorized exceeding of the limit contained in Subclause ‘b’ of § 7 of Clause 7 of Article 11 of the Company’s bylaws, limited to 45.7%, as per Board Spending Decision (CRCA) 099/2014, of November 10, 2014;

h)	in 2014, the consolidated ratio of Net debt / (Net debt + Stockholders’ equity) was 50.75%, and thus above the percentage contained in the said CRCA 021/2014;

i)	it is thus the competency of the Extraordinary General Meeting of Stockholders to decide on exceeding of the consolidated debt ratio (Net Debt / (Net debt + Stockholders’ equity)), since in 2014 it was above 50%;

– now proposes to you as follows:

Ratification of the limit contained in Subclause ‘b’ of Paragraph 7 of Article 11 of the by-laws being exceeded in 2014, with a consolidated debt ratio, calculated as Net debt / (Net debt + Stockholders’ equity) of 50.75%.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, April 14, 2015 –

José Afonso Bicalho Beltrão da Silva	Nelson José Hubner Moreira
Mauro Borges Lemos	Paulo Roberto Reckziegel Guedes
Allan Kardec de Melo Ferreira	Bruno Magalhães Menicucci
Arcângelo Eustáquio Torres Queiroz	Newton Brandão Ferraz Ramos
Guy Maria Villela Paschoal	Tarcísio Augusto Carneiro
José Pais Rangel	Wieland Silberschneider
Marco Antônio Soares da Cunha Castello Branco ”

The above proposal was put to debate, and subsequently to a vote, and was approved by a majority.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to speak, ordered the meeting suspended for the time necessary for the writing of the minutes. The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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12. MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS HELD, CONCURRENTLY, ON APRIL 30, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

HELD, CONCURRENTLY, ON APRIL 30, 2015

At 11 a.m. on April 30, 2015, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Onofre Alves Batista Júnior, General Procurator of the State of Minas Gerais, in accordance with the current legislation.

Also present were: the Member of the Audit Board, Mr. Aliomar Silva Lima; Deloitte Touche Tohmatsu Auditores Independentes, represented by Mr. José Ricardo Faria Gomez, CRC-SP 218398/O-1 S/MG; and the Deputy Chief Executive Officer, Mr. Mateus de Moura Lima Gomes.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Ordinary and an Extraordinary General Meeting of Stockholders. She further stated that under Clause 10 of the Company’s by-laws, the stockholders present should choose the Chair of this Meeting.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder José Pais Rangel to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on March 31 and April 1 and 2 of this year, in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 45, 82 and 51, respectively, and O Tempo, on pages 30, 24 and 28, respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS CONVOCATION

Stockholders are hereby called to Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on April 30, 2015 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2014, and the related complementary documents.

2	Allocation of the Net profit for 2014, in the amount of R$ 3,136,639,000 and of the balance of Retained earnings in the amount of R$ 70,508,000.

3	Decision on the form and payment of the minimum obligatory dividend, which may include payment in the form of Interest on Equity, in the amount of R$ 797,317,000.

4	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office, and setting of their remuneration.

5	Change in the composition of the Board of Directors, due to resignation.

6	Setting of the remuneration of the Company’s Management.

7	Orientation of vote by the representatives of the Company in the Extraordinary and Ordinary General Meetings of Stockholders of Cemig Distribuição S.A., to be held, concurrently, by April 30, 2015, as to the following matters:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2014, and the related complementary documents.

b)	Allocation of the net profit for 2014, in the amount of R$ 429,909,000.

c)	Decision on the form and date of payment of the minimum obligatory dividend, in the form of Interest on Equity, in the amount of R$ 131,610,000.

d)	Increase in the share capital of Cemig D, from R$ 2,261,997,787.64 to R$ 2,361,997,787.64, with issuance of 97,115,665 nominal common shares without par value, at the issue price of R$ 1.0297 per share, and consequent redrafting of the head paragraph of Article 5 of the by-laws of Cemig D.

e)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

f)	Change in the composition of the Board of Directors, if there has been any change in the composition of the Board of Directors of Cemig.

8	Orientation of vote of the representative(s) of the Company in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Geração e Transmissão S.A., to be held, concurrently, by April 30, 2015, on the following matters:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2014, and the related complementary documents.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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b)	Allocation of the Net profit for the year ended December 31, 2014, in the amount of R$ 2,088,965,000, and of the balance of Retained earnings in the amount of R$ 59,797,000.

c)	Decision on the form and date of payment of an interim dividend and of Interest on Equity, in the amount of R$ 1,170,367,000.

d)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

e)	Change in the composition of the Board of Directors, if there has been any change in the composition of the Board of Directors of Cemig.

Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by April 28, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, March 26, 2015.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors ”

In accordance with Item 1 of the agenda the Chair then placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2014, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published on March 31 and April 1 and 2 of this year in the newspapers Minas Gerais, the official journal of the Powers of the State, on pages 44, 81 and 51, respectively, and in O Tempo on pages 35, 31 and 28, respectively, and published again in the same newspapers on April 15 of this year – in Minas Gerais on pages 92 and 124, and in O Tempo on pages 02 and 34 in the Financial Results (‘Balanço’) section.

The Chair put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2014, and the respective complementary documents, and they were approved by majority, with the person legally impeded abstaining.

Continuing the proceedings, the Chair asked the Secretary to read the Proposal by the Board of Directors, which deals with items 2, 3, 7 and 8 of the convocation, and also to read the Opinion of the Audit Board thereon. The contents of these documents are as follows:

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“PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, BY

APRIL 30, 2015

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– whereas:

a)	Article 192 of Law 6404 of December 15, 1976, as amended, and Clauses 27 to 31 of the by-laws, govern the holding of an annual meeting;

b)	the Financial Statements for 2014 present net profit of R$ 3,136,639,000, and a balance of retained earnings of R$ 70,508,000 arising from realization of the Stockholders’ equity valuation reserve;

c)	it is the competency of the Board of Directors to make a proposal to the Annual General Meeting for allocation of the Company’s net profit;

d)	Paragraph 4 of Article 202 of Law 6404/1976 specifies, in relation to the dividend specified in the by-laws, that it

“shall not be obligatory in a business year in which the Company’s management bodies inform the Annual Ordinary General Meeting of Stockholders that it would be incompatible with the company’s financial situation. The Audit Board, if constituted, must give an opinion on this information and, in a listed company, its managers must submit a statement to the CVM within five days from the General Meeting of Stockholders, justifying the information transmitted to the General Meeting of Stockholders”;

e)	Paragraph 5 of Article 202 of Law 6404/1976 specifies that

“profits that are, under Paragraph 4 of this Article, not distributed, shall be held and reported in a special Reserve and, if not absorbed by losses in subsequent business years, must be paid as a dividend as soon as the company’s financial situation permits”;

f)	the forecasts of cash flow for 2015 indicate the limitation of the Company’s funds in terms of payment in 2015 of the minimum obligatory dividends for 2014 specified in the by-laws;

g)	CVM Decision 207/1996 establishes that Interest on Equity paid or credited may only be imputed against the minimum obligatory dividend at its value net of withholding income tax;

h)	there is urgency in meeting the cash needs of Cemig Distribuição S.A. to honor its operational commitments in the short term, arising, principally, from the following factors:

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(I)	non-transfer by Centrais Elétricas Brasileiras S.A. (Eletrobras) of the support payment for subsidies given on electricity invoices;

(II)	the significant increase in 2015 in the quota charge for the Energy Development Account (Conta de Desenvolvimento Energético, or CDE), set by the regulator, Aneel (Agência Nacional de Energia Elétrica);

(III)	the increase in the cost of purchase of electricity due to the exposure of Cemig D in the wholesale Electricity Trading Chamber (CCEE);

i)	there is not enough time for the Company to raise funds in the financial market through a debt instrument, for settlement of the obligations specified in the budget;

j)	the most practical alternative for additional entry of funds into Cemig D, for settlement of its obligations specified in the budget, is an increase in its share capital through issuance of nominal common shares without par value, to be subscribed in their entirety by Cemig;

k)	the issue price is R$ 1.0297 per share, calculated by dividing Stockholders’ equity on September 30, 2014 (R$ 2,329,263,000) by the number of existing shares (2,261,997,787);

l)	the share capital may be increased by, among other means, decision of an Extraordinary General Meeting of Stockholders called and held to decide on a change to the by-laws, under Article 166 of Law 6404/1976;

m)	it is the function of the Board of Directors of Cemig D to call a General Meeting of Stockholders of that company, as specified in Subclause ‘f’ of Article 12 of its by-laws;

n)	it is the function of the Board of Directors of Cemig:

i)	to authorize the exercise of the right of first refusal and of making stockholders’ agreements or voting agreements in wholly-owned subsidiaries, subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters resides with the General Meeting of Stockholders, and

ii)	to approve declarations of vote in the General Meetings of Stockholders, and orientations of vote in the meetings of the boards of directors, of the wholly-owned subsidiaries, subsidiaries, affiliated companies and of the consortia in which this company participates, when they involve ownership in the share capital of other companies or consortia, and such decisions must, in any event and not only in matters relating to ownership of an interest in the capital of other companies or consortia, obey the provisions of these by-laws, the Long-Term Strategic Plan, and the Multi-Year Strategic Implementation Plan, as specified, respectively, in subclauses ‘e’ and ‘p’ of Article 17 of the by-laws of Cemig.

o)	under Article 163, III of Law 6404/1976, the Audit Board should give opinion on any proposals by the management bodies that are submitted to the General Meeting of Stockholders in relation to change of the share capital;

p)	it is not possible to wait for a General Meeting of Stockholders of Cemig D to be held, since it is essential that Cemig should immediately transfer to Cemig D the R$ 100,000,000.00 (one hundred million Reais), by means of Advance against Future Capital Increase (AFAC);

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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q)	under Article 17, Subclause ‘e’ of the by-laws it is the competency of the Board of Directors, upon proposal by the Executive Board, to decide on constitution of any obligation in the name of the Company the value of which individually or jointly is equal to or greater than R$ 14,000,000.00 (fourteen million Reais), including injections of funds into wholly-owned subsidiaries, subsidiaries or affiliated companies or consortia in which it participates;

r)	the limit value referred to in the above item has been adjusted:

–	to R$ 14,713,440.00 (fourteen million seven hundred thirteen thousand four hundred forty Reais), in accordance with Circular DPR-H-01/2012, of January 4, 2012;

–	to R$ 15,864,031.01 (fifteen million eight hundred sixty four thousand thirty one Reais and one centavo), in accordance with Circular DPR-H-01/2013 of January 2, 2013;

–	to R$ 16,738,139.12 (sixteen million seven hundred thirty eight thousand one hundred thirty nine Reais and twelve centavos) in accordance with Circular DPR-H-02/2014 of January 3, 2014;

–	and to R$ 17,355,065.94 (seventeen million three hundred fifty five thousand sixty five Reais ninety four centavos) in accordance with Circular DPR-H-01/2015 of January 5, 2015;

s)	the matter relating to the increase of the share capital of Cemig D has been analyzed by the company’s Legal Department;

t)	Clause 21, Paragraph 4, Subclause ‘g’ of the by-laws of Cemig states:

“Clause	21 –

...	§4 The following decisions shall require a decision by the Executive Board:

...	(g) approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;”; and

u)	Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. are wholly-owned subsidiaries of the Company; the former will hold Ordinary and Extraordinary General Meetings of Stockholders, and the latter will hold an Ordinary Annual General Meeting of Stockholders, by April 30, 2015;

– now proposes to you as follows:

I	– That the net profit for the business year 2014, in the amount of R$ 3,136,639,000, and the balance of Retained earnings in the amount of R$ 70,508,000, should be allocated as follows:

a)	R$ 797,317,000 as the minimum obligatory dividend, to be paid to the Company’s stockholders, as follows:

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1.	R$ 230,000,000 in the form of Interest on Equity, under Board Spending Decisions CRCA 117/2014 of December 12, 2014, and CRD-455/2014, of December 26, 2014, to be paid in two equal installments, by June 30 and December 30, 2015, to stockholders whose names were on the Company’s Nominal Share registry on December 26, 2014,

–	the Executive Board to decide the places and processes of payment, and to allocate the amount of the Interest on Equity against the minimum obligatory dividend; and

2.	R$ 567,317,000 in the form of dividends for 2014, to be paid by December 30, 2015, in accordance with availability of cash and at the discretion of the Executive Board, to stockholders whose names were on the Company’s Nominal Share registry on the date on which the Ordinary Annual General Meeting is held;

b)	R$ 797 million to be held in the Reserve for obligatory dividend not distributed, to be paid as and when the Company’s financial situation permits;

c)	R$ 1,583,443,000 to be held in Stockholders’ equity in the Retained earnings reserve, to fund the Company’s consolidated investments planned for the business year 2015, as per a capital budget; and

d)	R$ 29,070,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentive amounts gained in 2014 due to investment in the region of Sudene.

Appendix I summarizes the calculation of the dividends proposed by Management, in accordance with the by-laws.

Appendix 2 presents the Company’s Capital Budget for the business year 2015.

II	– That the representative(s) of the Company in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., also to be held on April 30, 2015, should vote in favor of the agenda, as follows:

Cemig D:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2014, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2014, in the amount of R$ 429,909,000.

c)	Decision of the form and date of payment of the minimum obligatory dividend, in the form of Interest on Equity, in the amount of R$ 131,610,000.

d)	Increase in the share capital of Cemig D by R$ 100,000,000 (one hundred million Reais),

from	R$ 2,261,997,787.64 (two billion two hundred sixty one million nine hundred ninety seven thousand seven hundred eighty seven Reais and sixty four centavos)

to	R$ 2,361,997,787.64 (two billion three hundred sixty one million nine hundred ninety seven thousand seven hundred eighty seven Reais sixty four centavos),

by	issuance of 97,115,665 (ninety seven million one hundred fifteen thousand six hundred sixty five) nominal common shares without par value,

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

at	issue price of R$ 1.0297 per share, to be subscribed in full by Cemig (Companhia Energética de Minas Gerais), determined on the basis of the value of Stockholders’ equity per share (Article 170, Paragraph 1, II of Law 6404/1976, as amended by Law 9457 of 1997).

–	the total number of shares (all nominal common shares without par value) thus being increased

from	2,261,997,787 (two billion two hundred sixty one million nine hundred ninety seven thousand seven hundred eighty seven)

to	2,359,113,452 (two billion three hundred fifty nine million one hundred thirteen thousand four hundred fifty two).

e)	Alteration of the head paragraph of Clause 5 of the by-laws of Cemig D, to express the said increase in capital.

h)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

g)	Change in the composition of the Board of Directors, if there is any change in the composition of the Board of Directors of Cemig.

Cemig GT:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2014, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2014, in the amount of R$ 2,088,965,000, and of the balance of Retained earnings in the amount of R$ 59,797,000.

c)	Decision on the form and date of payment of the interim dividends and of the Interest on Equity, in the amount of R$ 1,170,367,000.

d)	Election of sitting and substitute members of the Audit Board, due to completion of their period of office.

e)	Change in the composition of the Board of Directors, if there has been any change in the composition of the Board of Directors of Cemig.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, March 26, 2015.

José Afonso Bicalho Beltrão da Silva	Marco Antonio Soares da Cunha Castello Branco
Mauro Borges Lemos	Paulo Roberto Reckziegel Guedes
Allan Kardec de Melo Ferreira	Saulo Alves Pereira Junior
Arcângelo Eustáquio Torres Queiroz	Carlos Fernando da Silveira Vianna
Guy Maria Villela Paschoal	Newton Brandão Ferraz Ramos
Helvécio Miranda Magalhães Junior	Tarcísio Augusto Carneiro
José Pais Rangel	Ana Sílvia Corso Matte
Marco Antônio de Rezende Teixeira	Bruno Magalhães Menicucci

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

APPENDIX 1

TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2015:

ALLOCATION OF THE NET PROFIT FOR 2013

CALCULATION OF PROPOSED DIVIDENDS – COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

December 31, 2014 R$ ’000
Calculation of the Minimum Dividends required by the Bylaws for the preferred shares
Nominal value of the preferred shares	4,190,385
Percentage applied to the nominal value of the preferred shares	10.00%

Amount of the dividends by the First payment criterion	419,038

Stockholders’ equity	11,280,911
Preferred shares as a percentage of Stockholders’ equity (net of shares held in Treasury)	66.58%

Portion of Stockholders’ equity represented by the preferred shares	7,510,831
Percentage applied to the portion of Stockholders’ equity represented by the preferred shares	3.00%

Amount of the dividends by the Second payment criterion	225,325

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	419,038

Obligatory Dividend
Net profit for the year	3,136,639
Ordinary dividends – 50% of net profit	1,568,320
Income tax withheld at source on Interest on Equity	26,313

1,594,633
Dividends Proposed (50% of the obligatory dividends specified in the by-laws adjusted for the income tax withheld at source on the Interest on Equity)
Interest on Equity	230,000
Dividends	567,317

797,317

Dividend per share – R$
Minimum Dividends required by the by-laws for the preferred shares	0.50
Obligatory Dividend	1.27
Proposed dividends (net of withholding Income tax on Interest on Equity)	0.63

APPENDIX II –

CAPITAL BUDGET PROPOSED BY MANAGEMENT TO THE ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2015

In accordance with Clause 196 of the Corporate Law and Article 25, § 1, Sub-item IV of CVM Instruction 480, we present for analysis and subsequent approval of submission to the Ordinary General Meeting of Stockholders to be held by April 30, 2015, the proposed consolidated Capital Budget for the 2015 business year, in thousands of Reais.

Use of funds:
Investments planned for 2015	2,179,142
Origins / Sources of financing
Own funds	1,922,569
Third party funds	256,573

2,179,142

Signed: Leonardo George de Magalhães – Controller – CR—09-03-2015. ”

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in the performance of their duties under the law and under the by-laws, have examined the Proposal by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held by April 30, 2014, in relation to:

I	the allocation of the net profit for 2014, in the amount of R$ 3,136,639,000, and of the balance of retained earnings, in the amount of R$ 70,508,000, as follows:

a)	R$ 797,317,000 as the minimum obligatory dividend, to be paid to the Company’s stockholders, as follows:

1	R$ 230,000,000 in the form of Interest on Equity, under Board Spending Decision (CRCA) 117/2014 of December 12, 2014, and CRD-455/2014, of December 26, 2014, to be paid in two equal installments, by June 30 and December 30, 2015, to stockholders whose names were on the Company’s Nominal Share registry on December 26, 2014, the Executive Board to decide the places and processes of payment and to allocate the amount of the Interest on Equity against the minimum obligatory dividend; and

2	R$ 567,317,000 as dividends for 2014, to be paid by December 30, 2015, depending on availability of cash and at the discretion of the Executive Board, to stockholders whose names were on the Company’s Nominal Share registry on the date on which the Ordinary Annual General Meeting is held;

b)	R$ 797,317,000 to be held in Stockholders’ equity in the Reserve for obligatory dividend not distributed, to be paid as and when the Company’s financial situation permits;

c)	R$ 1,583,443,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s planned investments in 2015 in accordance with a capital budget; and

d)	R$ 29,070,000 to be held in Stockholders’ equity in the Tax incentives reserve, for the gains under tax incentives obtained in 2014 arising from the investments made in the region of Sudene; and

II	Orientation of vote by the representative(s) of the Company in the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. in favor of the increase in the share capital of Cemig D by R$ 100,000,000 (one hundred million Reais), the issue price being determined on the basis of the value of Stockholders’ equity per share (Article 170, Paragraph 1, II of Law 6404/1976, as amended by Law 9457 of 1997), the total number of shares to increase from 2,261,997,787 (two billion two hundred sixty one million nine hundred ninety seven thousand seven hundred eighty seven) to 2,359,113,452 (two billion three hundred fifty nine million one hundred thirteen thousand four hundred fifty two) nominal common shares without par value; and the related alteration arising from the increase in the share capital to be made in the head paragraph of Clause 5 of the by-laws of Cemig D.

After carefully analyzing the said proposals and further taking into account that the applicable rules governing the matters have been complied with, it is opinion of the members of the Audit Board that they should be approved by the said General Meetings of Stockholders.

Belo Horizonte, March 26, 2015.

Signed by:

Aristóteles Luiz Menezes Vasconcellos Drummond,	Bruno Gonçalves Siqueira,	Lauro Sander,
Thales de Souza Ramos Filho,	Aliomar Silva Lima,	Luiz Guaritá Neto. ”

The Chair then placed the Proposal by the Board of Directors in relation to items 2, 3, 7 and 8 of the Convocation in debate. It was, subsequently, put to a vote and approved by a majority of votes.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Chair stated that under §1 of Subclause ‘b’ of Clause 28 of the by-laws, 50% of the Net profit is to be distributed as minimum obligatory dividend to the Company’s stockholders, subject to the other provisions of the by-laws and the applicable legislation, but that the proposal by the Board of Directors, approved, states that, of the Net profit for 2014, in the amount of R$ 3,136,639,000, the amount of R$ 797,317,000 shall be allocated for payment of dividends, corresponding to 25% of the Net profit of the year.

He pointed out that payment of the dividends specified in the by-laws would not be compatible with the present financial situation of the Company, due mainly to the low level of water in the electricity reservoirs, which could lead to a significant reduction in the energy available for sale by the hydroelectric plants of the Cemig Group in 2015, affecting the Company’s revenues and cash position. He further said that a lower rate of growth of economic activity is expected in Brazil in 2015, and that, due to the significant increases in electricity tariffs in the first quarter of the current year, it is not yet possible to measure the effects in relation to the levels of default by the consumer clients of companies in the Cemig Group: that these factors, in isolation or combined, may impact the Company’s cash position, as a result of the increase in expenses or reduction in revenues, and could adversely affect liquidity, increase the cost of raising funds and the level of Cemig’s indebtedness.

This being so, the Chair continued, Management has stated in its Proposal to these Meetings that it believes it to be more prudent at the present moment not to allocate a part of the minimum obligatory dividend as calculated for payment in the 2015 business year, corresponding to 25% of the Net profit for the business year 2014, until a fuller analysis is possible of the Brazilian macroeconomic scenario and the outlook for the electricity sector this year and its effects on the Company’s cash flow.

The amounts not distributed as obligatory dividends, corresponding to 25% of the Net profit for the business year 2014, in the amount of R$ 797,316,00, he said, will be held in Stockholders’ equity in the Reserve for Obligatory Dividends not distributed, to be paid as soon as the financial situation so permits, under Paragraph 5 of Article 202 of Law 6404/1976.

Continuing with the agenda, the Chair informed the meeting that the period of office of the members of the Audit Board ended with this present meeting, and that a new election should thus be held for that Board, with a period of office of (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2016. The Chair said that this election would be carried out with separate voting, in the case of candidates indicated by holders of preferred shares and by minority stockholders of common shares.

The Chair thus placed the election of the sitting and substitute members of the Audit Board in debate.

The floor was then requested, as holders of preferred shares, by the stockholders represented by Mr. Luís Gustavo Frantz and Ms. Bethsaida de Oliveira Pena, and by the stockholder Norges Bank, represented by Ms. Talita Car Vidotto, who put forward the following names for membership of the Audit Board:

– as sitting member:

Lauro Sander

– Brazilian, married, bank employee, domiciled in Rio de Janeiro, RJ, at Av. das Acácias 280/601 – Bl.2, Barra da Tijuca, CEP 22776-000, bearer of Identity Card 7017225744, issued by the Public Safety Department of Rio Grande do Sul, and CPF 130841600-82;

– and as his substitute member:

Salvador José Cardoso de Siqueira

– Brazilian, divorced, bank employee, domiciled in Rio de Janeiro, Rio de Janeiro State, at R. Barão da Torre, 533/604, Ipanema, CEP 22411-003, bearer of Identity Card 812001931, issued by Instituto Félix Pacheco do Estado do Rio de Janeiro, and CPF 302074607-87.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Then, and also as holders of preferred shares, the stockholders José Pais Rangel, on his own account and on behalf of FIA Dinâmica Energia, Alexandre Pedercini Issa and Letícia Pedercini Issa put forward the following as members of the Audit Board:

– as sitting member:

Ronaldo Dias

– Brazilian, married, accountant, domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Maxwell 452/704, Vila Isabel, CEP 20541-100, bearer of Identity Card 2201087-0, issued by Instituto Félix Pacheco do Estado do Rio de Janeiro, and CPF 221285307-68.

– and as his substitute member:

Alexandre Pedercini Issa

– Brazilian, single, company manager, domiciled in Belo Horizonte, Minas Gerais at Rua Caraça 248/601, Serra, CEP 30220-260, bearer of Identity Card MG-7835351, issued by the Public Safety Department of Minas Gerais State, and CPF 054113616-05.

The Chair placed the above nominations in debate, and, subsequently, put them to a vote – separately, i.e. with only holders of the preferred shares participating – and the nominations of the stockholders José Pais Rangel, on his own account and on behalf of FIA Dinâmica Energia, Alexandre Pedercini Issa and Letícia Pedercini Issa were approved by a majority of votes. Asking for the floor, the representative of the stockholder AGC Energia S.A., for the minority common stockholders, proposed, as a Sitting Member of the Audit Board:

Bruno Gonçalves Siqueira

– Brazilian, single, accountant and economist, domiciled in Belo Horizonte, Minas Gerais at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, Bearer of Identity Card MG-13.786.224, issued by the Public Safety Department of Minas Gerais State, and CPF 075851006-39.

– and as his substitute member:

Rafael Pinto Queiroz Neto

– Brazilian, married, accountant, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of identity card MG-10324991, issued by the Public Safety Department of Minas Gerais State, and CPF 012372526-79.

The above nominations were placed in debate, and then put to a vote – separately – and were approved by a majority of votes. Asking for the floor, the representative of the stockholder The State of Minas Gerais, as majority stockholder, put forward the following nominations for members of the Audit Board:

Sitting members:

Charles Carvalho Guedes

– Brazilian, married, graduate in data processing, domiciled in Brasília, Federal District, at SHIN QI 13, Conjunto 3, Casa 13, Lago Norte, CEP 71535-030, bearer of Identity Card 1122271, issued by the Federal District Public Safety Department, and CPF 539600681-15.

Edson Moura Soares

– Brazilian, divorced, philosopher and theologian, domiciled in Belo Horizonte, Minas Gerais at Rua Dr. Mário Magalhães 202/402, Itapoã, CEP 31710-360, bearer of Identity Card M7905264, issued by Minas Gerais Public Safety Department, and CPF 992255496-87; and.

Márcio Almeida do Amaral

– Brazilian, married, company manager, domiciled in Belo Horizonte, Minas Gerais, at Rua Samuel Pereira 26/502, Anchieta, CEP 30310-550, bearer of Identity Card MG5064782, issued by Minas Gerais Public Safety Department, and CPF 541976196-34.

and as substitute members:

Bruno Cirilo Mendonça de Campos

– Brazilian, married, economist, domiciled in Brasília, Federal District, at SQN 312, Bloco J, apto. 409, Asa Norte, CEP 70765-100, bearer of Identity Card 2225323, issued by the Public Safety Department of the Federal District, and CPF 968509901-44.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Ari Barcelos da Silva

– Brazilian, married, company manager, domiciled in Rio de Janeiro, RJ, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and of CPF 006124137-72; and

Aliomar Silva Lima

– Brazilian, divorced, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of Minas Gerais State, and CPF 131654456-72.

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and to the vote, and approved by a majority of votes.

The Members of the Audit Board elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing the proceedings, the Chair stated that due to their being a vacancy on the Board of Directors of Cemig, due to the resignations of the Board Member Ricardo Coutinho de Sena, as per a letter in the Company’s possession, a new member of the Board of Directors should be appointed.

Independently of the current period of office of the members of the Board of Directors having been begun through adoption of the multiple vote, he said, the stockholder AGC Energia S.A. has requested, as per a letter in the Company’s possession, that this process of election should be maintained. The Chair pointed out that it will be necessary first, in view of Clause 12 of the by-laws, to proceed to election of the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors. Asking for the floor, and having in mind the decision of the CVM (the Brazilian Securities Commission) in response to Consultation on Regulation No. 3649/2002, the stockholder Alexandre de Queiroz Rodrigues asked whether any of the minority stockholders present had any interest in dismissing any of the present members of the Board of Directors, that had been elected by separate vote in the Extraordinary General Meeting of Stockholders held on April 30, 2014.

Since no view was put forward to this effect, the Chair proposed that Mr.

Guy Maria Villela Paschoal

– Brazilian, widower, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and of CPF 000798806-06;

should be maintained as a sitting member, and proposed as his substitute member:

Flávio Miarelli Piedade

– Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Maranhão 1418/2401, Funcionários, CEP 30150-331, bearer of Identity Card M-2756875, issued by the Public Safety Department of Minas Gerais State, and CPF 703736396-00;

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– both to serve the remainder of the present term of office, that is to say until the Annual General Meeting of 2016. The Chair, with the consent of the majority of the representatives of the holders of preferred shares, ratified the decision that the members referred to above should remain on the Board of Directors of Cemig.

He then stated that it was the attribution of this meeting to elect the other sitting and substitute members of the Board of Directors, to serve the same period of 2 years, begun on April 30, 2014, that is to say until the Annual General Meeting to be held in 2016; and that 26,464,843 shares were necessary for the election of each member of the Board of Directors.

The Chair then further stated that, to complete the Board of Directors, the stockholder FIA Dinâmica Energia could put forward 1 (one) sitting member and the corresponding substitute member; the stockholder AGC Energia S.A. could put forward 5 (five) sitting members and their respective substitute members; and the stockholder The State of Minas Gerais could put forward 8 (eight) sitting members and their respective substitute members.

The representative of the stockholder FIA Dinâmica Energia then asked for the floor, and proposed election of the following persons to the Board of Directors:

– as sitting member:

José Pais Rangel

– Brazilian, married, lawyer, domiciled in Rio de Janeiro Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card 22191, issued by the Brazilian Bar Association – OAB/RJ, and CPF 239775667-68;

– and as his substitute member:

José João Abdalla Filho

– Brazilian, unmarried, banker, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card 1439471, issued by the Public Safety Department of São Paulo State, and CPF 245730788-00.

Asking for the floor, the representative of the stockholder AGC Energia S.A. then proposed election of the following to the Board of Directors:

Sitting members:

Eduardo Borges de Andrade

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte Minas Gerais at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M-925419, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000309886-91;

Otávio Marques de Azevedo

– Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, at Rua Afonso Braz, 115/91, Vila Nova Conceição, CEP 04511-010, bearer of Identity Card MG-479057, issued by the Public Safety Department of the State of Minas Gerais, and CPF 129364566-49;

Paulo Roberto Reckziegel Guedes

– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG13975681, issued by the Public Safety Department of the State of Minas Gerais, and CPF 400540200-34;

José Henrique Maia

– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card 6093/D, issued by the Regional Council of Engineers and Agronomists of Minas Gerais, and CPF 007936206-00; and

Saulo Alves Pereira Junior

– Brazilian, married, electrical engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M5345878, issued by the Public Safety Department of the State of Minas Gerais, and CPF 787495906-00;

and as their respective substitute members:

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Tarcísio Augusto Carneiro

– Brazilian, legally separated, civil engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG1076524, issued by the Public Safety Department of the State of Minas Gerais, and CPF 372404636-72,

Bruno Magalhães Menicucci

– Brazilian, single, production engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG11890035, issued by the Public Safety Department of the State of Minas Gerais, and CPF 081100286-16,

Marina Rosenthal Rocha

– Brazilian, married, civil engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG11781993, issued by the Public Safety Department of the State of Minas Gerais, and CPF 060.101.836-26,

Newton Brandão Ferraz Ramos

– Brazilian, married, accountant, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG-4019574, issued by the Public Safety Department of Minas Gerais State and CPF 813975696-20; and

José Augusto Gomes Campos

– Brazilian, married, physicist, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M3059793, issued by the Public Safety Department of Minas Gerais State, and CPF 505516396-87.

The nominations made by the representatives of the stockholders FIA Dinâmica Energia and AGC Energia S.A. were placed in debate, and, subsequently, to the vote, and were both approved by a majority of votes.

The representative of the stockholder The State of Minas Gerais then asked for the floor, and proposed election of the following persons as members of the Board of Directors:

Sitting members:

José Afonso Bicalho Beltrão da Silva

– Brazilian, married, economist, domiciled in Belo Horizonte, MG at Rua Curitiba 2233/501, Lourdes, CEP 30170-122, bearer of Identity Card MG568870, issued by the Public Safety Department of Minas Gerais State, and CPF nº 098044046-72;

Mauro Borges Lemos

– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Rua Fausto Nunes Vieira 120/60, Belvedere, CEP 30320-590, bearer of Identity Card M992314, issued by the Public Safety Department of Minas Gerais State, and CPF 316720516-49; and

Allan Kardec de Melo Ferreira

– Brazilian, widowed, lawyer, domiciled in Belo Horizonte, MG, at Rua Oscar Versiani Caldeira 239, Mangabeiras, CEP 30210-280, bearer of Identity Card M92892, issued by the Public Safety Department of the State of Minas Gerais, and CPF Nº 054541586-15;

Arcângelo Eustáquio Torres Queiroz

– Brazilian, married, electricity employee, domiciled in Belo Horizonte, Minas Gerais, at Rua Carmo do Paranaíba 292/202, Itapuã, CEP 31710-140, bearer of Identity Card MG3632038, issued by the Public Safety Department of the State of Minas Gerais, and CPF 539109746-00,

Helvécio Miranda Magalhães

– Brazilian, single, doctor, domiciled in Belo Horizonte, MG, at Rua Cláudio Manoel 735/1104, Funcionários, CEP 30140-100, bearer of Identity Card 161715-0, issued by the Public Safety Department of Minas Gerais State, and CPF 561966446-53;

Marco Antônio de Rezende Teixeira

– Brazilian, married, lawyer, domiciled in Belo Horizonte, MG, at Rua Senhora das Graças 64/801, Cruzeiro, CEP 30310-130, bearer of Identity Card M611582, issued by the Public Safety Department of Minas Gerais State, and CPF 371515926-04;

Marco Antonio Soares da Cunha Castello Branco

– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua Pium-I 1601/401, Cruzeiro, CEP 30310-080, bearer of Identity Card M753845, issued by the Public Safety Department of Minas Gerais State, and CPF 371150576-72; and

Nelson José Hubner Moreira

– Brazilian, married, engineer, domiciled in Brasília, Federal District, at AOS 2, Bloco G, Ap. 203, CEP 70660-027, bearer of Identity Card 1413159, issued by the Félix Pacheco Institute of the State of Rio de Janeiro, and CPF nº 443875207-87;

and as their respective substitute members:

Bruno Westin Prado Soares Leal

– Brazilian, married, economist, domiciled in Brasília, Federal District, at SQN 107, Bloco E, Ap. 110, Asa Norte, CEP 70743-050, bearer of Identity Card 8553405 issued by the Public Safety Department of Minas Gerais State, and CPF nº 055230506-52;

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Samy Kopit Moscovitch

– Brazilian, married, economist, domiciled in Belo Horizonte, MG, at Rua Johnson 105/301, União, CEP 31170-650, bearer of Identity Card 6568-4, issued by the Regional Council of Economists of Minas Gerais State (Corecon–MG), and CPF 432564816-04;

Luiz Guilherme Piva

– Brazilian, married, economist, domiciled in Belo Horizonte, MG, at Rua Professor Estevão Pinto 555/404, Serra, CEP 30220-060, bearer of Identity Card MG2084020, issued by the Public Safety Department of Minas Gerais State, and CPF 454442936-68;

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, domiciled in Belo Horizonte, Minas Gerais, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Wieland Silberschneider

– Brazilian, divorced, economist, domiciled in Belo Horizonte, Minas Gerais, at Rua Contria 236/102, Prado, CEP 30411-247, bearer of Identity Card 4040, issued by the Regional Council of Economists of Minas Gerais State (Corecon–MG), and CPF 451960796-53;

Antônio Dirceu Araujo Xavier

– Brazilian, married, lawyer, resident and domiciled in Nova Lima, Minas Gerais, at Alameda Monte Cristallo 16, Condomínio Villa Alpina, CEP 34000-000, bearer of Identity Card 14351, issued by the Brazilian Bar Association, Minas Gerais Chapter (OAB/Minas Gerais), and CPF 068412446-72;

Ricardo Wagner Righi de Toledo

– Brazilian, widower, company manager, domiciled in Belo Horizonte, Minas Gerais, at Rua Arquiteto Rafaello Berti 690, Mangabeiras, CEP 30210-120, bearer of Identity Card MG4172543, issued by the Public Safety Department of Minas Gerais State, and CPF 299492466-87;

Carlos Fernando da Silveira Vianna

– Brazilian, single, engineer, domiciled in Belo Horizonte, Minas Gerais, at Rua Pólos 424/700, Santa Lúcia, CEP 30360-530, bearer of Identity Card 23844/D, issued by the Regional Council of Engineers and Agronomists of Minas Gerais (CREA-Minas Gerais), and CPF nº 319830656-68.

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and, subsequently, to the vote, and were approved by a majority of votes.

The board members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and they made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair then reported that the members of the Board of Directors are as follows:

Sitting members:

Guy Maria Villela Paschoal, José Pais Rangel, Eduardo Borges de Andrade, Otávio Marques de Azevedo, Paulo Roberto Reckziegel Guedes, José Henrique Maia, Saulo Alves Pereira Junior, José Afonso Bicalho Beltrão da Silva, Mauro Borges Lemos, Allan Kardec de Melo Ferreira, Arcângelo Eustáquio Torres Queiroz, Helvécio Miranda Magalhães Junior, Marco Antônio de Rezende Teixeira, Marco Antonio Soares da Cunha Castello Branco and Nelson José Hubner Moreira;

– and as their respective Substitute members:

Flávio Miarelli Piedade, José João Abdalla Filho, Tarcísio Augusto Carneiro, Bruno Magalhães Menicucci, Marina Rosenthal Rocha, Newton Brandão Ferraz Ramos, José Augusto Gomes Campos, Bruno Westin Prado Soares Leal, Samy Kopit Moscovitch, Luiz Guilherme Piva, Franklin Moreira Gonçalves, Wieland Silberschneider, Antônio Dirceu Araujo Xavier, Ricardo Wagner Righi de Toledo and Carlos Fernando da Silveira Vianna.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Chair further stated that, as a result of the change in the composition of the Board of Directors of Cemig, and under § 1 of Clause 11 and the head paragraph of Clause 12 of the by-laws of Cemig, and § 1 of Clause 8º of the by-laws of Cemig Distribuição S.A. (‘Cemig D’) and of Cemig Geração e Transmissão S.A. (‘Cemig GT’) there is a need for change in the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, since the structure and composition of the Boards of Directors of those Companies must be identical to those of Cemig.

Continuing with the agenda, the Chair placed in debate the remuneration of the Company’s Managers and members of its Audit Board. Asking for the floor, the representative of the Stockholder The State of Minas Gerais asked the Chair to put the following proposal before the stockholders for consideration:

1	– To allocate as Global Annual Remuneration for Management and the Audit Board, comprising the Board of Directors, the Executive Board and the Audit Board, the amount of R$ 23,487,721.60 (twenty three million four hundred eighty seven thousand seven hundred twenty one Reais sixty centavos), including health insurance for the Chief Officers, to be contracted at the same level of the Health Plan as is in effect for the Company’s employees; the monthly fees payable to the Chief Executive Officer to be R$ 44,270.69 (forty four thousand two hundred seventy Reais sixty nine centavos); and the monthly fees payable to the other Chief Officers, individually, to be R$ 37,946.30 (thirty seven thousand nine hundred forty six Reais thirty centavos); and the amounts at present paid to the Chief Officers as paid leave, bonuses and other benefits to be adjusted in the same proportion.

2	– To establish that the monthly remuneration of each member of the Board of Directors – excluding any sitting or substitute members that hold a post of Chief Officer, and subject to the condition relating to payment of the jeton referred to in Item 4 below – shall be equivalent to 20% (twenty per cent) of the average received by a Chief Officer of the Company, that is to say shall be R$ 7,704.24 (seven thousand seven hundred four Reais and twenty four centavos).

3	– To establish that the monthly remuneration of each substitute member of the Board of Directors – excluding any sitting or substitute members that hold a post of Chief Officer, and subject to the condition relating to payment of the jeton referred to in Item 4 below – shall be equivalent to 80% (twenty per cent) of the average received by a sitting member of the Board of Directors, that is to say shall be R$ 6,163.39 (six thousand one hundred sixty three Reais and thirty nine centavos).

4	– To establish that the sitting and substitute members of the Board of Directors should receive 50% (fifty per cent) of the monthly remuneration stipulated, the rest being divided into jetons paid to the sitting or substitute member present at meetings. If there is more than one meeting in the month, the jeton will be divided proportionately between the number of meetings held in the month; if there is no meeting in the month, the sitting member and the substitute member with receive the total amount of the monthly remuneration.

5	– To establish that the substitute members of the Board of Directors who take part in meetings of the Board of Directors’ substituting their sitting member – except those board members who hold positions of Chief Officer – should receive only the remuneration relating to Item 3 above, even though they are replacing Sitting Members in meetings.

6	– To establish that the monthly remuneration of each Sitting Member of the Audit Board shall be equivalent to 10% (ten per cent), of the average remuneration of a Chief Officer of the Company, that is to say shall be R$ 3,852.12 (three thousand eight hundred fifty two Reais twelve centavos); and also that the monthly remuneration of each substitute member of the Audit Board shall be equivalent to 80% (eighty per cent) of the monthly remuneration of the Sitting Member, that is to say shall be R$ 3,081.69 (three thousand eighty one Reais sixty nine centavos), in both cases excluding the benefits normally applicable under the Law.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7	– To establish that sitting and substitute Members of the Board of Directors and of the Audit Board who are resident in municipalities other than that of the Company’s head office shall be reimbursed such expenses on accommodation and travel (within Brazil) as are necessary for their attendance at the meetings of those Boards or for carrying out their functions or when invited by the CEO to a meeting at the Company, and shall also receive, as cost support for travel, the equivalent of 10% (ten per cent) of the total monthly remuneration of a Member of the Board of Directors.

8	– To establish that the fees of the members of the Executive Board, the Board of Directors and the Audit Board shall be paid on the same date as the Company adopts for its employees. Asking for the floor, the stockholder Gustavo Padrão Di Iorio Aguiar proposed a change in the proposal presented by the representative of the stockholder The State of Minas Gerais, to establish the following:

A)	the monthly remuneration:

1	– of each member of the Board of Directors – excluding any members that hold a post of Chief Officer, and subject to the condition relating to payment of the jeton referred to in Item 4 of the item above – shall be equivalent to 30% (thirty per cent) of the average received by a Chief Officer of the Company, that is to say shall be R$ 11,556.37 (eleven thousand five hundred fifty six Reais thirty seven centavos);

2	– of each substitute member of the Board of Directors – excluding any sitting or substitute members that hold a post of Chief Officer, and subject to the condition relating to payment of the jeton referred to in Item 4 below – shall be equivalent to 80% (eighty per cent) of the monthly remuneration of a sitting member of the Board of Directors, that is to say shall be R$ 9,245.09 (nine thousand two hundred forty five Reais nine centavos);

3	– of each Sitting Member of the Audit Board shall be equivalent to 20% (twenty per cent), of the average remuneration of a Chief Officer of the Company, that is to say shall be R$ 7,704.24 (seven thousand seven hundred four Reais twenty four centavos); and also that the monthly remuneration of each substitute member of the Audit Board shall be equivalent to 80% (eighty per cent) of the monthly remuneration of the Sitting Member, that is to say shall be R$ 6,163.39 (six thousand one hundred sixty three Reais thirty nine centavos), in both cases excluding, for members of the Audit Board, the benefits normally applicable under the Law;

4	– and sitting and substitute Members of the Board of Directors and of the Audit Board who are resident in municipalities other than that of the Company’s head office shall be reimbursed such expenses on accommodation and travel (within Brazil) as are necessary for their attendance at the meetings of those Boards or for carrying out their functions or when invited by the CEO to a meeting at the Company, and shall also receive, as cost support for travel, the amount of R$ 800.

The proposal of the representative of the stockholder The State of Minas Gerais, with the changes proposed by the stockholder Gustavo Padrão Di Iorio Aguiar, was placed in debate, and, subsequently, put to the vote, and unanimously approved.

The Chair then stated that the publications by Cemig specified in Law 6404 of December 15, 1976, as amended, will be made in the newspapers Minas Gerais, the official publication of the Powers of the State, and the newspaper O Tempo, without prejudice to possible publication in other newspapers.

The meeting being opened to the floor, the stockholder Rubens Antônio França requested recording of a vote of confidence in the Company’s new management and in all the stockholders; and that the possibility should be studied of creating three thousand new jobs so as to re-establish the proportion between the number of employees and the number of consumers that was the case in the 1980s.

The meeting remaining open to the floor, and since no-one else wished to speak, the Chair ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. NOTICE TO STOCKHOLDERS – PART OF DIVIDENDS FOR 2014 RETAINED IN STOCKHOLDERS’ EQUITY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Part of dividends for 2014 retained in Stockholders’ equity

The by-laws of Cemig specify, in §1 of Subclause ‘b’ of Clause 28, a payment of 50% of the Net profit to be distributed as minimum obligatory dividend to the Company’s stockholders, subject to the other provisions of the by-laws and the applicable legislation.

The General Meeting of Stockholders held on April 30, 2015 approved a proposal by the Board of Directors that, of the Net profit for 2014, which totals R$ 3,136,639,000, the amount of R$ 797,317,000, which is equal to 25% of the Net profit for 2014, should be paid in dividends.

In the proposal by the Board of Directors, it was noted that the payment of dividends specified in the by-laws, of 50% of the Net profit for the business year, would not be compatible with the present financial situation of the Company, due mainly to the low level of water in the electricity reservoirs, which could lead to a significant reduction in the energy available for sale by the Company’s hydroelectric plants in 2015, affecting the Company’s revenues and cash position.

It was also stated to the meeting that a lower rate of growth of economic activity is expected in Brazil in 2015, and that having in mind also the significant increases in electricity tariffs in the first quarter of the current year, it is not yet possible to measure the effects in relation to levels of default; and that these factors, in isolation or combined, may impact the Company’s cash position, as a result of the increase in expenses or reduction in revenues. These situations could also adversely affect liquidity, and/or increase the cost of raising finance and/or the level of indebtedness.

This being so, Management stated in its Proposal that it believes it to be more prudent, at the present moment, not to allocate a part of the minimum obligatory dividend, as calculated, for payment in the 2015 business year, until a fuller analysis can be made of the Brazilian macroeconomic scenario and the outlook for the electricity sector this year and its effects on the Company’s cash flow.

The amounts not distributed as obligatory dividends, corresponding to 25% of the Net profit for the business year 2014, in the amount of R$ 797,316,000, will be held in Stockholders’ equity in the Reserve for Obligatory Dividends not distributed, to be paid as soon as the financial situation so permits, in accordance with Paragraph 5 of Article 202 of Law 6404/1976.

Belo Horizonte, May 5, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. SUMMARY OF PRINCIPAL DECISIONS OF THE 635TH MEETING OF THE BOARD OF DIRECTORS HELD

ON MAY 6, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 6, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 635th meeting, held on May 6, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Increase in the share capital of EATE and orientation of vote in an Extraordinary General Meeting of Stockholders of Taesa.

2.	Increase in the share capital of ENTE and orientation of vote in an Extraordinary General Meeting of Stockholders of Taesa.

3.	Reelection of the present members of the Executive Board, for a period of office of three years, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2018.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. MATERIAL ANNOUNCEMENT DATED MAY 7, 2015: RENOVA: AGREEMENT WITH TERRAFORM GLOBAL / SUNEDISON

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Agreement with TerraForm Global / SunEdison

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date Cemig’s affiliated company Renova Energia S.A. published a Material Announcement with the following content:

“Today Renova, SE Emerging Markets Yield, Inc. (‘TerraForm Global’) and SunEdison Inc. (“SunEdison”) signed a Securities Contribution Agreement (‘the Agreement’), under which Renova undertakes to contribute certain operational assets to TerraForm Global.

The Agreement, subject to certain conditions precedent, provides for Renova to contribute certain assets relating to the projects of Espra (three Small Hydroelectric Plants, whose supply is contracted under Proinfa, with installed capacity of 41.8MW), Salvador (nine wind farms that won contracts in the 2009 LER – Reserve Supply – Auction, with installed capacity of 195.2MW), and Bahia (five wind farms that won contracts in the 2009 LER Auction, with 99.2MW of installed capacity), the total being valued at R$1,613,000,000.00 (one billion six hundred thirteen million Reais) subject to certain adjustments provided for in the Agreement, this amount to be received by Renova, and Renova will have the right to opt whether to receive it in money or in shares of TerraForm Global.

Also today, Renova, TerraForm Global and SunEdison have entered into a Memorandum of Agreement (‘the Memorandum’) under which Renova will have a period to evaluate and negotiate the contribution of other operational and non-operational assets and projects for future development by the Company, and rights and obligations that the Company may judge to be appropriate to govern the potential long-term relationship between Renova, TerraForm Global and SunEdison.

Except for the usual binding obligations in documents of this type, implementation of any such operations as may come to be described and regulated in the Memorandum will be dependent on approval or ratification by the competent bodies of the Company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Renova believes that it will have greater competitiveness after the Agreement and the Memorandum have been put into effect, since it will have a more efficient capital structure, access to a more attractive cost of capital, new options for financing, and more balanced requirements in relation to development of the projects already contracted and also in relation to new projects to be contracted.

Completion of the Securities Agreement is subject to certain conditions precedent, which include: completion of the IPO of TerraForm Global; obtaining of consent from third parties; and regulatory approvals, including approval by Cade, Aneel and Eletrobras.

The company emphasizes that the documents are of a preliminary nature, and that the definitive documents will be finalized in the coming weeks.

About SunEdison

SunEdison is the world’s largest developer of renewable power generation. It is listed on the New York Stock Exchange and is in the Fortune 1000. It operates in manufacture of solar technology, and in development, construction and operation of solar and wind power generation assets, with long-term power supply sale contracts in place, providing electricity to residential, commercial and governmental clients around the world.

SunEdison has 55 years’ experience, more than 6,500 employees, and is present in more than 25 countries, on the five continents. It has more than 1,000 grid-connected plants; 2.4GW of grid-connected solar capacity, and 3.6GW of non-grid-connected solar capacity.

SunEdison is the controlling stockholder of the companies TerraForm Global, TerraForm Power and SunEdison Semiconductor.

About TerraForm Global

TerraForm Global is a globally diversified company, oriented to payment of growing dividends, created to hold and operate clean power generation assets in emerging markets where there is high growth. Its objective is to acquire, from SunEdison or other parties, clean power generation assets that have long-term contracts and counterparties with high level of credit.

TerraForm Global’s initial portfolio comprises solar projects located in China, India, Uruguay, Malaysia, Thailand and South Africa; wind projects located in Brazil, China and South Africa; and hydroelectric projects in Brazil and Peru.”

Cemig reaffirms its commitment to timely publication of all and any material information related to this subject.

Belo Horizonte, May 7, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.